Exhibit 12.2

KIMCO REALTY CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

For the three months ended March 31, 2017

(in thousands, except for ratio)

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$49,114

Add:
Interest on indebtedness (excluding capitalized interest)	46,027
Amortization of debt premiums, discounts and capitalized expenses	1,860
Amortization of capitalized interest	1,270
Portion of rents representative of the interest factor	1,878
100,149

Distributed income from equity investees	13,258

Pretax earnings from continuing operations, as adjusted	$113,407

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (excluding capitalized interest)	$46,027
Capitalized interest	2,883
Preferred dividend factor	11,555
Amortization of debt premiums, discounts and capitalized expenses	1,860
Portion of rents representative of the interest factor	1,878

Combined fixed charges and preferred stock dividends	$64,203

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.8